UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Country Style Cooking Restaurant Chain Co., Ltd.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
22238M109
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22238M109

1	NAMES OF REPORTING PERSONS Regal Fair Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		53,200,000[1] ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		53,200,000[1] ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,200,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

51.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Regal Fair Holdings Limited is jointly owned by Ms. Li Hong and Mr. Zhang Xingqiang. Ms. Li Hong and Mr. Zhang Xingqiang are husband and wife and are both directors of Regal Fair Holdings Limited; they share voting and dispositive power over the shares held by Regal Fair Holdings Limited.

CUSIP No.	22238M109

1	NAMES OF REPORTING PERSONS Li Hong

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		53,200,000 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		53,200,000 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	53,200,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	51.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	22238M109

1	NAMES OF REPORTING PERSONS Zhang Xingqiang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		53,200,000 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		53,200,000 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	53,200,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	51.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

ITEM 1(a).	NAME OF ISSUER:
     Country Style Cooking Restaurant Chain Co., Ltd. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
     18-1 Guojishangwu Center, 178 Zhonghua Road, Yuzhong District, Chongqing
     People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:
Regal Fair Holdings Limited (the “Record Holder”)
Li Hong
Zhang Xingqiang

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Regal Fair Holdings Limited
P.O. Box 916, Woodbourne Hall
Road Town, Tortola
British Virgin Islands
Li Hong
18-1 Guojishangwu Center
178 Zhonghua Road
Yuzhong District, Chongqing
People’s Republic of China.
Zhang Xingqiang
18-1 Guojishangwu Center
178 Zhonghua Road
Yuzhong District, Chongqing
People’s Republic of China.

ITEM 2(c).	CITIZENSHIP:
The place of organization of the Record Holder is British Virgin Islands. Li Hong and Zhang Xingqiang are both PRC citizens.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Ordinary Shares

ITEM 2(e).	CUSIP NO.:
22238M109

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP
The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2010:

				Shared
			Sole power	power to	Sole power to	Shared power
	Amount		to vote or	vote or to	dispose or to	to dispose or
	beneficially	Percent	direct	direct	direct the	to direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
Regal Fair Holdings Limited	53,200,000	51.6%	53,200,000	0	53,200,000	0
Li Hong	53,200,000	51.6%	0	53,200,000	0	53,200,000
Zhang Xingqiang	53,200,000	51.6%	0	53,200,000	0	53,200,000
Regal Fair Holdings Limited is the record holder of 53,200,000 ordinary shares of the Issuer. Regal Fair Holdings Limited is jointly owned by Ms. Li and Mr. Zhang and Ms. Li and Mr. Zhang share voting and dispositive power over the shares held by Regal Fair Holdings Limited. The Record Holder, Ms. Li and Mr. Zhang may be deemed to be a group as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own all ordinary shares beneficially owned by other members constituting such group. Ms. Li and Mr. Zhang are husband and wife and are both directors of the Record Holder and may be deemed to beneficially own all ordinary shares of the Issuer that are directly owned by the Record Holder.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable

ITEM 10.	CERTIFICATION
Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2011

Li Hong	/s/ Li Hong
Li Hong

Zhang Xingqiang	/s/ Zhang Xingqiang
Zhang Xingqiang

Regal Fair Holdings Limited	By:	/s/ Li Hong
		Name:	Li Hong
		Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

Exhibit 99.1
Joint Filing Agreement
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value $0.001 per share, of Country Style Cooking Restaurant Chain Co., Ltd., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Signature Page
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 14, 2011.
Dated: February 14, 2011

Li Hong	/s/ Li Hong
Li Hong

Zhang Xingqiang	/s/ Zhang Xingqiang
Zhang Xingqiang

Regal Fair Holdings Limited	By:	/s/ Li Hong
		Name:	Li Hong
		Title:	Director